Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "QAYINARA CF SPV, LLC", FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF AUGUST, A.D. 2023, AT 2:19 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

7638984 8100
SR# 20233335684

Authentication: 204033634
Date: 08-24-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:19 PM 08/24/2023
FILED 02:19 PM 08/24/2023
SR 20233335684 - File Number 7638984

CERTIFICATE OF FORMATION

OF

QAYINARA CF SPV, LLC

The undersigned, for purposes of forming a limited liability company under the Delaware Limited Liability Company Act, does hereby certify:

1. The name of the limited liability company is Qayinara CF SPV, LLC (the "***Company***").

2. The address of the Company's registered office in the State of Delaware is 1209 Orange Street, in the city of Wilmington, county of New Castle, Delaware 19801.

3. The name and address of the Company's registered agent for service of process in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

IN WITNESS WHEREOF, the Company has caused this Certificate of Formation to be signed by an authorized person this 24th of August, 2023.

DocuSigned by:
Jeff Chilcoat
9AFD67BB76B2499...

Jeffrey R. Chilcoat
ORGANIZER